Exhibit 99.1

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX's property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	David Stamler
Date of last notice	21 November 2025

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest	HSBC CUSTODY NOMINEES (AUSTRALIA)
(including registered holder)	LIMITED - 133,333 - AMERICAN DEPOSITARY SHARES
(equivalent to 79,999,800 FULLY PAID ORDINARY SHARES)
Date of change	(1) N/A
(2) N/A
(3) N/A
(4) N/A
(5) 06 January 2026
(6) N/A
(7) N/A
No. of securities held prior to change	(1) 11,688,312 - FULLY PAID ORDINARY SHARES - DIRECT
(2) 2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01 - DIRECT
(3) 1,515,152 - LISTED OPT EXP 26/02/2027 @ $0.028 - DIRECT
(4) 40,000,200 - UNLISTED OPT EXP 21/03/2029 @ US$0.0030 - DIRECT
(5) 91,392,720 - UNLISTED OPT EXP 06/01/2026 @ $0.0320 - DIRECT
(6) 290,400,000 - UNLISTED OPT EXP 08/08/2030 @ US$0.0086 - DIRECT
(7) 133,333 - AMERICAN DEPOSITARY SHARES
(equivalent to 79,999,800 FULLY PAID ORDINARY SHARES) - INDIRECT

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Class

(1)  FULLY PAID ORDINARY SHARES

(2)  LISTED OPT EXP 31/08/2026 @ $0.01

(3)  LISTED OPT EXP 26/02/2027 @ $0.028

(4)  UNLISTED OPT EXP 21/03/2029 @ US$0.0030

(5)  UNLISTED OPT EXP 06/01/2026 @ $0.0320

(6)  UNLISTED OPT EXP 08/08/2030 @ US$0.0086

(7)  AMERICAN DEPOSITARY SHARES

Number acquired	(1) NIL (2) NIL (3) NIL (4) NIL (5) NIL (6) NIL (7) NIL
Number disposed	(1) NIL (2) NIL (3) NIL (4) NIL (5) 91,392,720 - UNLISTED OPT EXP 06/01/2026 @ $0.0320 (6) NIL (7) NIL
Value/Consideration	(1) N/A (2) N/A (3) N/A (4) N/A (5) NIL (6) N/A (7) N/A
No. of securities held after change

(1)  11,688,312 - FULLY PAID ORDINARY SHARES - DIRECT

(2)  2,380,952 - LISTED OPT EXP 31/08/2026 @ $0.01 - DIRECT

(3)  1,515,152 - LISTED OPT EXP 26/02/2027 @ $0.028 - DIRECT

(4)  40,000,200 - UNLISTED OPT EXP 21/03/2029 @ US$0.0030 - DIRECT

(5)  NIL - UNLISTED OPT EXP 06/01/2026 @ $0.0320 - DIRECT

(6)  290,400,000 - UNLISTED OPT EXP 08/08/2030 @ US$0.0086 - DIRECT

(7)  133,333 - AMERICAN DEPOSITARY SHARES

(equivalent to 79,999,800 FULLY PAID ORDINARY SHARES) - INDIRECT

Nature of change	(1) N/A (2) N/A (3) N/A (4) N/A (5) Options expired (6) N/A (7) N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 2

Appendix 3Y
Change of Director’s Interest Notice

Part 2 - Change of director’s relevant interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration	N/A
Interest after change	N/A

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	N/A
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3